UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Interim Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ending March 31, 2015

Date:	January 22, 2015
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Nagoya, New York
Representative:	Nobuyuki Hirano, President & CEO
For inquiry:	Hiroshi Fukunaga, General Manager-Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-3110

Consolidated financial data for the six months ended September 30, 2014

(1) Operating results

(in millions of yen, except per share data)

	For the six months ended September 30,
	2014	2013
Total revenue	2,865,991	1,929,399
Income before income tax expense	1,273,959	530,411
Net income attributable to Mitsubishi UFJ Financial Group	838,296	383,314
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	58.55	26.21
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	58.35	26.10

Comprehensive income attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2014 and 2013 were ¥1,287,757 million and ¥820,313 million, respectively.

Notes:

1. Average number of shares outstanding

(in thousands of shares)

	For the six months ended September 30,
	2014	2013
Common stock	14,163,257	14,157,332

2. “Basic earnings per common share” and “Diluted earnings per common share” are based on “Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group.”

(2) Financial condition

(in millions of yen)

	As of September 30, 2014	As of March 31, 2014
Total assets	260,014,355	253,661,077
Total Mitsubishi UFJ Financial Group shareholders’ equity	12,967,812	12,205,040

(3) Cash flows

(in millions of yen)

	For the six months ended September 30,
	2014	2013
Net cash provided by operating activities	869,579	1,821,992
Net cash used in investing activities	(2,054,938)	(6,124,115)
Net cash provided by financing activities	915,968	4,113,395
Cash and cash equivalents at end of period	3,412,708	3,483,533

This report is an excerpt of certain highlights from our semiannual condensed consolidated financial information under U.S. GAAP that is included in a report on Form 6-K (the “Semiannual U.S. GAAP Report”) to be submitted to the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Semiannual U.S. GAAP Report includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including its business and other detailed U.S. GAAP financial information. You should read the entire Semiannual U.S. GAAP Report carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimates, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current expectations, perceptions, evaluations and opinions. In addition, in order for the company to adopt such estimates, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the disclosures regarding provision for credit losses, valuation of financial assets and realizability of the deferred tax assets are based on assumptions and other estimates, such as economic factors, our business plans and performance, and other factors. There exist a number of factors that may lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies, fluctuations in interest rates, foreign currency exchange rates and stock prices, legal proceedings and changes in the regulatory environment. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F, reports on Form 6-K and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions of yen)	As of September 30, 2014	As of March 31, 2014
Assets:
Cash and due from banks	3,412,708	3,689,228
Interest-earning deposits in other banks	28,534,929	20,500,676
Call loans, funds sold, and receivables under resale agreements	6,918,062	8,219,169
Receivables under securities borrowing transactions	4,335,157	4,210,057
Trading account assets	39,141,337	40,646,275
Investment securities:
Available-for-sale securities—carried at fair value	51,169,368	51,885,652
Held-to-maturity securities—carried at amortized cost	3,456,827	2,706,982
Other investment securities	747,649	737,617

Total investment securities	55,373,844	55,330,251

Loans, net of unearned income, unamortized premiums and deferred loan fees	111,194,207	110,276,411
Allowance for credit losses	(940,888)	(1,094,420)

Net loans	110,253,319	109,181,991

Premises and equipment—net	1,204,349	1,236,648
Accrued interest	285,226	277,222
Customers’ acceptance liability	220,035	126,838
Intangible assets—net	1,122,826	1,133,354
Goodwill	709,260	728,515
Deferred tax assets	73,126	362,267
Other assets	8,430,177	8,018,586

Total assets	260,014,355	253,661,077

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	16,527,631	16,644,469
Interest-bearing	105,624,258	104,860,603
Overseas offices, principally interest-bearing	41,490,758	41,012,714

Total deposits	163,642,647	162,517,786

Call money, funds purchased, and payables under repurchase agreements	22,102,591	24,685,527
Payables under securities lending transactions	7,053,971	5,520,718
Due to trust account and other short-term borrowings	11,864,008	11,856,281
Trading account liabilities	14,191,216	11,981,978
Obligations to return securities received as collateral	3,505,355	3,971,454
Bank acceptances outstanding	220,035	126,838
Accrued interest	128,270	143,362
Long-term debt	17,945,900	14,498,678
Other liabilities	5,849,851	5,607,011

Total liabilities	246,503,844	240,909,633

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock	2,090,206	2,089,245
Capital surplus	5,973,866	6,363,413
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	2,859,520	2,157,639
Accumulated other comprehensive income, net of taxes	1,807,143	1,357,682
Treasury stock, at cost	(2,494)	(2,510)

Total Mitsubishi UFJ Financial Group shareholders’ equity	12,967,812	12,205,040
Noncontrolling interests	542,699	546,404

Total equity	13,510,511	12,751,444

Total liabilities and equity	260,014,355	253,661,077

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2014	2013
Interest income:
Loans, including fees	973,824	817,510
Deposits in other banks	29,934	20,386
Investment securities	188,482	179,037
Trading account assets	206,135	187,493
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	34,834	31,511

Total	1,433,209	1,235,937

Interest expense:
Deposits	151,105	107,618
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	27,284	21,946
Due to trust account, other short-term borrowings, and trading account liabilities	31,569	27,787
Long-term debt	121,866	112,164

Total	331,824	269,515

Net interest income	1,101,385	966,422
Credit for credit losses	68,138	60,229

Net interest income after credit for credit losses	1,169,523	1,026,651

Non-interest income:
Fees and commissions income	672,050	639,422
Foreign exchange losses—net	(42,982)	(35,659)
Trading account profits (losses)—net	562,518	(192,113)
Investment securities gains—net	63,232	129,961
Equity in earnings of equity method investees—net	121,538	87,151
Other non-interest income	56,426	64,700

Total	1,432,782	693,462

Non-interest expense:
Salaries and employee benefits	534,889	496,784
Occupancy expenses—net	82,643	78,619
Fees and commission expenses	118,546	111,437
Outsourcing expenses, including data processing	121,568	105,052
Depreciation of premises and equipment	54,525	49,358
Amortization of intangible assets	107,308	99,550
Impairment of intangible assets	108	133
Insurance premiums, including deposit insurance	57,200	50,445
Communications	26,721	24,924
Taxes and public charges	47,560	34,523
Other non-interest expenses	177,278	138,877

Total	1,328,346	1,189,702

Income before income tax expense	1,273,959	530,411
Income tax expense	409,999	99,411

Net income before attribution of noncontrolling interests	863,960	431,000
Net income attributable to noncontrolling interests	25,664	47,686

Net income attributable to Mitsubishi UFJ Financial Group	838,296	383,314

Income allocated to preferred shareholders:
Cash dividends paid	8,970	8,970
Changes in a foreign affiliated company’s interests in its subsidiary	—	3,301

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	829,326	371,043

(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	58.55	26.21
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	58.35	26.10

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2014	2013
Net income before attribution of noncontrolling interests	863,960	431,000
Other comprehensive income (loss), net of tax:
Net unrealized gains on investment securities	442,705	133,548
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	1,538	(12)
Defined benefit plans	15,146	17,677
Foreign currency translation adjustments	2,942	284,255

Total	462,331	435,468

Comprehensive income	1,326,291	866,468

Net income attributable to noncontrolling interests	25,664	47,686
Other comprehensive income (loss) attributable to noncontrolling interests	12,870	(1,531)

Comprehensive income attributable to Mitsubishi UFJ Financial Group	1,287,757	820,313

Loans (Unaudited)
(in millions of yen)	As of September 30, 2014	As of March 31, 2014
Impaired loans	1,696,920	1,861,027
Other than impaired loans	109,497,287	108,415,384

Total	111,194,207	110,276,411

Allowance for credit losses (Unaudited)
(in millions of yen)	As of September 30, 2014	As of March 31, 2014
Related to impaired loans	605,866	750,321
Related to other than impaired loans	335,022	344,099

Total	940,888	1,094,420